SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of
Cinergy Corp.
File No.  70-8521
(Public Utility Holding Company
Act of 1935)
          CERTIFICATE
          OF
          NOTIFICATION
With reference to the transactions proposed in the Declaration on Form U-1, as amended (the "Declaration"), of Cinergy Corp. ("Cinergy") in the above proceeding and the Commission's January 11, 1995 order with respect thereto (Rel. No. 35-26215), Cinergy Services, Inc. hereby notifies the Commission, pursuant to Item 1F. of the Declaration, as follows:

1. The maximum aggregate amount at any one time outstanding during the calendar quarter ended September 30, 1995 ("Third Quarter") of all Cinergy short-term financing arrangements authorized by the Commission in File No. 70-8521 - namely, (a) all new borrowings or reborrowings by Cinergy under the Barclays Credit Agreement (as defined in the Declaration)/1/, (b) all commercial paper issued and sold by Cinergy, and (c) all letters of credit obtained by Cinergy under the Barclays Credit Agreement or otherwise - was $22.5 million.

2. Information with respect to borrowings or reborrowings by Cinergy under the Barclays Credit Agreement during the Third Quarter:

Borrowing                                     Annual
Date         Lender(s)          Amount        Interest Rate     Maturity
8/11/95      Barclays Bank PLC  $21 Million   6.4175%           11/20/95

3.  Cinergy did not issue any commercial paper during the Third Quarter.

4. During the Third Quarter, Cinergy did not obtain or arrange for any letters of credit under the Barclays Credit Agreement or otherwise pursuant to the Commission's order in File No. 70-8521.

S I G N A T U R E

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 8, 1995

       CINERGY SERVICES, INC.

       By:/s/William L. Sheafer
       Treasurer

ENDNOTES

/1/ In the Third Quarter, Cinergy did not enter into any additional short-term credit facilities.